INVEST IN **VECTOR ML ANALYTICS**

Financial Modeling Platform for CFOs of Banks and Lending Institutions


ML
Vector ML Analytics
AI-Powered Financial Modeling Platform for CFOs of Banks and Lenders

vmlanalytics.com New York NY

Highlights

1. Achieved $110K in Annual Recurring Revenue (ARR)
2. Impressive $550K Lifetime Value (LTV)
3. Achieved an astounding 5X Year-over-Year Growth
4. Strong pipeline with $1M ARR - $5M LTV potential (not guaranteed)
5. Secured $500K+ in Investments
6. Selected for participation in 2 prestigious Accelerators
7. Unveiling Vector 4.0: The Next Evolution in Financial Modeling Technology soon
8. Harnessing Brilliance: Our Team, the Financial Modeling Pioneers

Our Team



Sadeq Safarini CEO & Founder

Former Senior Director at Dealnet Capital grew the loan portfolio from $50M to $200M, 10+ years' experience in finance, worked for 7 institutions



Jade Clarke COO & Co-Founder

Jade comes from a legal and marketing background, she helped build the company's pipeline to 11 customers and raised $500K. She also handles legal and compliance while ensuring operational excellence.



Phillip Morgia CTO & Co-Founder

Visionary backend developer, architecting a secure & compliant product, empowering banks and lenders with cutting-edge financial solutions.



Feras Khalil CIO & Co-Founder

Ingenious frontend developer, driving Vector's cutting-edge UI/UX, ensuring industry-leading user experiences for financial institutions



Alano Smit CRO & Co-Founder

The driver behind revenue growth, business development, and strategic partnerships, leveraging expertise in finance. Maximizing revenue potential.

Vector ML Analytics™

The Failure of Financial Institutions: A Wake-Up Call for Us All

The recent wake-up call from the failures of Silicon Valley Bank, First Republic, and Signature Bank has sent shockwaves through the global finance sector. A decade of low interest rates and apparent financial stability bred complacency, leading to a perilous underinvestment in critical areas like risk analysis, financial

leading to a perilous underinvestment in critical areas like risk analysis, financial planning, and simulation tools for banks and lenders.

This alarming neglect has proven to be a contributing factor to the recent collapses of these once-reliable banking giants. Now more than ever, the financial landscape demands a transformative approach that addresses the urgent need for innovative financial planning tools.

Traditional financial models and Excel-based methods are showing their limitations in today's complex financial environment. They fall short in providing the crucial insights and simulations essential to identify potential risks and navigate market volatility effectively. This deficiency severely inhibits financial institutions' ability to maintain stability and make informed decisions amidst the growing uncertainties.

Understanding the Impact on Consumers

As consumers, we should be concerned about how these failures could affect our daily lives. The stability and health of the financial sector directly impact access to credit, mortgage rates, loan approvals, and the overall economy. A lack of preparedness could lead to reduced lending, increased interest rates, and limited access to essential financial services, affecting our ability to secure loans, manage debt, or attain favorable savings rates.

To safeguard our financial future, we urgently require a innovative solution that aids financial institutions in navigating dynamic market conditions.

Reimagining Finance: A Solution to the Crisis Unveiled

In the face of the recent financial crisis and rising interest rates, our team has developed a groundbreaking solution to revolutionize the finance sector. Introducing Vector ML™, our innovative platform that addresses the urgent need for financial resilience and ushers in a new era of stability and growth.

Empowering Financial Institutions with Advanced Insights

Our platform leverages cutting-edge AI Powered analytics and state-of-the-art simulations, empowering banks and lenders with unprecedented insights into market dynamics and potential risks. By harnessing the power of data-driven decision-making, financial institutions can proactively manage risks, seize opportunities, and navigate market volatility effectively.

Navigating Complexity with Precision

In today's complex financial landscape, traditional models and Excel-based approaches fall short, leaving financial institutions ill-equipped to face the challenges ahead. Our solution transcends these limitations, providing sophisticated tools that go beyond simple calculations to understand intricate financial ecosystems.

Seamless Integration for Enhanced Efficiency

Designed with practicality in mind, our platform seamlessly integrates into existing financial systems, ensuring a smooth transition and maximizing efficiency. With user-friendly interfaces and intuitive features, banks and lenders can swiftly adopt our solution, enhancing their capabilities without disrupting their operations.

A Safer Future for Consumers and Businesses

By empowering financial institutions to make informed decisions, our solution directly impacts consumers and businesses alike. With strengthened risk management and foresight, lenders can continue providing crucial financial services with confidence. Consumers benefit from enhanced access to credit, better mortgage rates, and a more stable financial environment.

Fueling Our Momentum: Embrace the Rising Traction!

At Vector ML Analytics, our remarkable journey has been fueled by remarkable growth and market validation. We've achieved impressive milestones, boasting $110K in annual recurring revenue (ARR), with a noteworthy 5X year-over-year growth. As the market for financial modeling solutions continues to surge, we find ourselves at the forefront, tapping into a $1M ARR - $5M LTV pipeline of opportunities (not guaranteed).

With a solid foundation backed by $500K+ in investments from renowned investors like Right Side Capital Management and EV Private Investments, alongside invaluable experience gained through participation in two prestigious accelerators, Plug & Play and Revtech Labs , our vision is to revolutionize the financial industry. By harnessing the power of AI-driven financial models and libraries, we're redefining how institutions make data-driven decisions.

Our Revenue Model: Empowering Financial Growth

Our revenue model is strategically designed to foster a win-win partnership with

our valued clients. Transparency and fairness are at the core of our business, ensuring that our success is directly tied to theirs. Here's a breakdown of our revenue generation:

Subscription-based ARR Model: As a Software-as-a-Service (SaaS) platform, we offer direct/API portal access to our advanced financial forecasting platform. Our clients subscribe to annual plans, tailored to their specific asset size, with pricing ranging from $50K to $250K ARR. This subscription-based approach not only ensures scalability and cost-effectiveness for our clients but also serves as the driving force behind our continuous growth and innovation.

Our Team: A Foundation for Success

Vector ML Analytics was founded in 2021 by Sadeq Safarini, a visionary entrepreneur with over a decade of experience in the finance industry, having worked at 7 financial institutions previously. Recognizing the recurring challenges faced by financial institutions and witnessing firsthand the impact of the 2008 financial crisis, Sadeq set out to revolutionize the financial modeling landscape.

Guided by his passion for innovation and armed with deep domain expertise, Sadeq assembled a dedicated team of experts to bring his vision to life. Together, our team's expertise spans financial modeling, artificial intelligence, software development, and business strategy. We are driven by a common purpose: to empower banks and lending institutions with cutting-edge tools that drive profitability, enhance risk management, and create sustainable growth.

Why Are We Raising Funds?

1. Capture the Opportunity: The demand for advanced financial modeling solutions is at an all-time high, especially in the wake of recent financial crises and bank collapses. Our platform provides banks and lending institutions with the tools they urgently need to navigate complex financial challenges effectively.
2. Expand Engineering Resources: By raising funds, we will strengthen our engineering team, allowing us to onboard more clients efficiently and enhance the user experience. More engineering resources mean faster onboarding and deployment cycles as well as continuous improvements to our cutting-edge product.
3. Deploy Vector 4.0: We have ambitious plans for Vector 4.0, the next major iteration of our AI-powered platform. With your support, we can accelerate the development and deployment of this game-changing version, featuring even more advanced features and capabilities.
4. Embrace Growing AI Trends: The world is witnessing a significant trend in AI adoption across various industries. As pioneers in the AI-driven financial modeling space, we are well-positioned to capitalize on this trend and further solidify our leadership in the market.

Join the Movement: Revolutionize Finance for a Brighter Future

Invest in Vector ML Analytics and be part of the transformative solution shaping the future of financial modeling. We empower financial institutions to make better decisions, mitigate risks, and drive sustainable growth. Let's build a resilient financial ecosystem, safeguarding against crises and creating a more secure and brighter financial future for all. Together, we can make a lasting impact on the industry and empower businesses and individuals to thrive in these uncertain times. Join the movement and create a financially resilient future with Vector ML Analytics!

Articles:

Vector ML Analytics is a textbook example of the right company at the right time

Transforming the Banking and Lending Landscape: Vector ML Analytics' Revolutionary Approach to Financial Forecasting

How Vector ML Platform Could Help Prevent Banking Crises by Enhancing Analytics and Early Warning Indicators

How Vector ML Platform Can Help Save Financial Institutions: The Power of Financial Planning and Forecasting

Revolutionizing Financial Forecasting for Banks and Lending Institutions: How Vector

ML Analytics is Disrupting the Industry with Cutting-Edge AI Technology